Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Consolidated Financial Data” and “Independent Registered Public Accounting Firm” and to the use of our reports dated November 20, 2017, with respect to the consolidated financial statements of Golub Capital BDC, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Golub Capital BDC, Inc. and Subsidiaries included in Amendment No. 3 to the Registration Statement (Form N-2 No. 333-215285) and related Prospectus of Golub Capital BDC, Inc. and Subsidiaries for the registration of $800,000,000 of its common stock, preferred stock, warrants representing rights to purchase shares of common stock, preferred stock or debt securities, subscription rights, or debt securities.

/s/ Ernst & Young LLP

Chicago, Illinois

February 20, 2018